UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 3, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No   ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐    No   ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607 AND 333-170200) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated December 9, 2011.

•	Press Release dated December 16, 2011.

•	Press Release dated December 20, 2011.

•	Press Release dated December 20, 2011.

•	Press Release dated December 20, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: January 3, 2012	By:	/s/ “Alison T. Love”
Alison T. Love

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NEWS RELEASE

Enbridge Responds to New Brunswick Legislation

CALGARY, Alberta, December 9, 2011 – Enbridge Inc. (TSX, NYSE: ENB) responded today to legislation tabled in the New Brunswick assembly which would affect its gas distribution franchise in the province.

“Enbridge understands the objectives of the Government of New Brunswick and we remain prepared to explore cooperative approaches to restructuring the province’s gas distribution franchise,” said Guy Jarvis, President of Gas Distribution for Enbridge Inc. “We believe that the franchise agreement can be restructured to enhance the benefits of natural gas to New Brunswick while preserving the attractiveness of the province as a place for further investment. We will employ all efforts to work with the Government toward that objective.”

Enbridge has invested approximately $480 million in the development of the provincial gas distribution system and has reinvested every dollar it has earned in the province, plus much more. Enbridge currently earns approximately $20 million per year in its New Brunswick business. The legislation includes provisions which could have the effect of substantially reducing those earnings, although the specific effects remain dependent on further discussions between Enbridge and the Government of New Brunswick, and the details of the regulations which will follow.

Although establishing a gas distribution system in New Brunswick is an expensive proposition, natural gas does offer significant savings compared with more costly sources of energy available within the province, such as fuel oil and electric power. Enbridge believes that these savings can be enhanced and extended to additional customers through a cooperative restructuring of the terms of the franchise.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Completes Acquisition of Majority Interest in Cabin Gas Plant Development

CALGARY, ALBERTA—December 16, 2011—Enbridge Inc. (TSX:ENB) (NYSE:ENB) announced today the closing of its acquisition of a 71.0% interest in Phases 1 and 2 of the Cabin Gas Plant Development which together will be capable of processing 800 million cubic feet per day (Mmcf/d) of natural gas. Upon completion of Phases 1 and 2, Enbridge’s total investment is expected to be approximately $1.1 billion.

The Cabin Gas Plant Development is a natural gas processing facility located approximately 60 kilometers northeast of Fort Nelson, B.C. in the Horn River Basin. Phase 1 of the development will have 400 Mmcf/d of natural gas processing capacity. The plant is currently under construction and is expected to be in-service in the third quarter 2012. Phase 2 will add an additional 400 Mmcf/d of capacity and has been sanctioned by producers and received regulatory approval. The Phase 2 plant is expected to be ready for service in the third quarter 2014. Capacity for both Phases 1 and 2 has been fully taken up by Horn River producers.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Completes Acquisition of 50% Interest in Seaway Pipeline System

CALGARY, ALBERTA—December 20, 2011—Enbridge Inc. (TSX:ENB) (NYSE:ENB) announced today the closing of its acquisition of a 50% interest in the Seaway Crude Pipeline System for US$1.15 billion. Enbridge is the joint owner of the pipeline with Enterprise Products Partners L.P. (NYSE: EPD) (“Enterprise”). Enterprise will continue to operate the pipeline system and storage facilities.

The 670-mile (1,078-kilometer) Seaway Crude Pipeline System (SCPS) includes the 500-mile (805-kilometer), 30-inch diameter Freeport, Texas to Cushing, Oklahoma long-haul system, as well as the Texas City Terminal and Distribution System which serves refineries in the Houston and Texas City areas. SCPS also includes 6.8 million barrels of crude oil tankage on the Texas Gulf Coast and four import docks at two locations.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge proceeding with Gulf Coast Access Project

CALGARY, Alberta – December 20, 2011 – Enbridge Inc. (TSX, NYSE: ENB) announced today that it has secured sufficient capacity commitments from shippers to proceed with its Gulf Coast Access project offering crude oil transportation from its terminal at Flanagan, Illinois, to the U.S. Gulf Coast. Enbridge also announced that, in response to shipper requests, it will hold a second open season early in the new year to provide an opportunity for shippers to subscribe for additional capacity.

The Gulf Coast Access project will involve construction of an additional line from Flanagan south to Cushing, Oklahoma following Enbridge’s existing Spearhead Pipeline right-of-way. This line is expected to be in service by mid 2014 at an estimated capital cost of approximately $1.9 billion depending on the final scope of the project. From Cushing, crude oil will move to Houston and Port Arthur, Texas on the Seaway Pipeline system owned by a joint venture between Enbridge and Enterprise Products Partners L.P.

The binding open season period on the Flanagan South segment of the project will begin at 8 a.m. CDT, Wednesday, January 4, 2012, and continue until 12:00 p.m. (noon) CDT Friday, February 10, 2012.

A concurrent binding open season will be held on the joint venture Seaway Pipeline system to provide an opportunity for additional capacity subscriptions originating at Cushing.

“For those shippers seeking timely capacity for growing supplies produced in Western Canada and the Bakken to the Texas Gulf Coast, the Gulf Coast Access project offers near-term solutions through the cost-effective and efficient use of existing facilities and rights-of-way,” said Stephen J. Wuori, President, Liquids Pipelines, Enbridge Inc. “Through a second open season on the Flanagan South Pipeline, we will be able to offer capacity to new shippers, as well as providing the opportunity for those shippers who have already subscribed to capacity from Flanagan to the Gulf Coast to add to their existing commitments.”

Additional information about the open season will be available online at www.flanagansouth.enbridgeus.com beginning Jan. 4, 2012. For commercial inquiries, please contact:

Brad Shamla (403) 231-5915 brad.shamla@enbridge.com	Vince Paradis (403) 231-5991 vincent.paradis@enbridge.com

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an emerging focus on power transmission and carbon dioxide transportation and sequestration. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and green energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: Jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

Lorraine Little Media Toll-free: (877) 496-8142 Email: Lorraine.Little@enbridge.com

ENTERPRISE AND ENBRIDGE TO CONDUCT OPEN SEASONS FOR

SEAWAY PIPELINE EXPANSION AND NEW CRUDE OIL PIPELINE

TO PORT ARTHUR/BEAUMONT REFINING MARKET

* * *

ENBRIDGE TO CONDUCT SECOND OPEN SEASON FOR FLANAGAN, ILLINOIS-TO-GULF COAST CRUDE OIL TRANSPORTATION OPTION

HOUSTON and CALGARY, Alberta (December 20, 2011) – Enterprise Products Partners L.P. (“Enterprise”) (NYSE: EPD) and Enbridge Inc. (“Enbridge”) (NYSE/TSX: ENB) today announced plans to hold concurrent open seasons from January 4, 2012 through February 10, 2012 to solicit capacity commitments from shippers for an expansion of the Seaway pipeline and an extension of the pipeline into the Port Arthur/Beaumont refining market. Enterprise and Enbridge recently announced plans to reverse the flow direction of the 500-mile, 30-inch diameter Seaway crude oil pipeline, enabling it to transport crude oil from the oversupplied hub in Cushing, Oklahoma to the U.S. Gulf Coast.

The initial 150,000 barrels per day (“BPD”) of capacity on the reversed system could be available by the second quarter 2012. Following pump station additions and modifications, which are expected to be completed by the first quarter 2013, capacity would increase to 400,000 BPD assuming a mix of light and heavy grades of crude oil.

Shippers who participated in the Wrangler open season have indicated strong support for the Seaway reversal and expansion. Given the advantages associated with Seaway, Wrangler has been terminated. Depending on the results of the open season, the Seaway pipeline would be looped or twinned to create additional capacity. This new loop would be built at the size and capacity required to meet shipper needs and in a location that generally follows the route of the existing Seaway pipeline.

Michael A. Creel, President and Chief Executive Officer of Enterprise’s general partner said, “Leveraging the benefits of the existing Seaway pipeline system, which is expected to be fully contracted, provides shippers with accelerated access to the Gulf Coast refining market, while an expansion offers incremental capacity in excess of 400,000 barrels per day and could be available in early 2014.”

The new 85-mile pipeline that will be built from Enterprise’s ECHO crude oil terminal southeast of Houston to Port Arthur, Texas will give shippers access to the region’s heavy oil refining capabilities. Service is scheduled to begin in early 2014.

In a separate announcement, Enbridge today announced that it is proceeding with its Gulf Coast Access project, which will transport crude oil from Flanagan, Illinois, south to Cushing via an additional line it will construct, and then to Houston and Port Arthur on the Seaway Pipeline system joint venture. Enbridge will also hold a concurrent second open season to provide the opportunity for shippers to subscribe for additional capacity from Flanagan all the way to the Texas Gulf Coast.

“Expansion of the Seaway System, complemented by the addition of capacity on Enbridge’s systems from the Chicago area to Cushing, gives both U.S. and Canadian producers new and timely options to reach the Gulf Coast,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc.

Enbridge’s $1.15 billion acquisition of an interest in Seaway from ConcocoPhillips closed December 20, 2011. Enterprise and Enbridge each own a 50 percent ownership interest in the pipeline system with Enterprise continuing to serve as operator.

Additional information about the open seasons will be available online at www.seawaypipeline.com beginning January 4, 2012. For commercial inquiries, please contact:

Enterprise
Bart Moore	Bob Schroeder
(713) 381-8267	(405) 239-5738
bmoore@eprod.com	rjschroeder@eprod.com

Enbridge
Brad Shamla	Vince Paradis
(403) 231-5915	(403) 231-5991
brad.shamla@enbridge.com	vincent.paradis@enbridge.com

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About Enterprise Products Partners L.P.

Enterprise Products Partners L.P. is one of the largest publicly traded partnerships and a leading North American provider of midstream energy services to producers and consumers of natural gas, NGLs, crude oil, refined products and petrochemicals. Enterprise’s assets include approximately: 50,000 miles of onshore and offshore pipelines; 192 million barrels of storage capacity for NGLs, refined products and crude oil; and 8 billion cubic feet of natural gas storage capacity. Services include: natural gas transportation, gathering, processing and storage; NGL fractionation, transportation, storage, and import and export terminaling; crude oil and refined products storage, transportation and terminaling; offshore production platform; petrochemical transportation and storage; and a marine transportation business that operates primarily on the United States inland and Intracoastal Waterway systems and in the Gulf of Mexico. Additional information is available a www.enterpriseproducts.com.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact, included herein that address activities, events, developments or transactions that Enterprise and Enbridge expect, believe or anticipate will or may occur in the future, including anticipated benefits and other aspects of such activities, events, developments or transactions, are forward-looking statements. Although Enterprise and Enbridge believe that the forward-looking statements included herein are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties, including required approvals by regulatory agencies, the possibility that the anticipated benefits from such activities, events, developments or transactions cannot be fully realized, the possibility that costs or difficulties related thereto will be greater than expected, the impact of competition and other risks and uncertainties included in the reports filed with the Securities and Exchange Commission by Enterprise and Enbridge, respectively, and in the filings made by Enbridge with Canadian securities regulatory authorities. While Enterprise and Enbridge make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those expected. Readers are cautioned

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not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither Enterprise nor Enbridge intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterprise	Enterprise
Rick Rainey	Randy Burkhalter
Media	Investment Community
(713) 381-3635	(713) 381-6812 or (866) 230-0745
Email: rrainey@eprod.com	Email: rburkhalter@eprod.com

Enbridge	Enbridge
Jennifer Varey	Jody Balko
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5720
Email: jennifer.varey@enbridge.com	Email: jody.balko@enbridge.com

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